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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2017 (MM/DD/YY) AND ENDING August 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12007 Research Blvd.
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Mastrodicasa, Managing Director — 512-467-3686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	Texas	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, William Mastrodicasa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAPHNE SHAW
My Commission Expires
July 11, 2019

NOTARY PUBLIC
STATE OF TEXAS

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC
TABLE OF CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Director
First Public, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Public, LLC (the Company) as of August 31, 2018, and the related statements of income, changes in member's capital, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
October 25, 2018

We have served as the Company's auditor since 2016.

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2018

ASSETS		
Cash and cash equivalents	$	2,624,786
Accounts receivable		640,440
Prepaid expenses		71,358
Total Assets	$	3,336,584
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable	$	201,403
Accounts payable to affiliated organization		794,066
Accrued liabilities due affiliated organization		127,807
Total Liabilities		1,123,276
Member's Capital		2,213,308
Total Member's Capital		2,213,308
Total Liabilities and Member's Capital	$	3,336,584

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2018

Revenue:		
Lone Star Investment Pool administrative services	$	4,186,196
Benefits Cooperative administrative services		1,666,487
Investment income, net		26,371
Total Revenue		5,879,054
Operating Expenses:		
Employee lease with affiliated organization		2,147,579
Administrative services provided by affilitated organization		1,331,586
Building lease with affiliated organization		86,520
Other purchased and contract services		1,058,536
Insurance		45,807
Consultants		69,509
Outside counsel		26,630
Software support/license fee		22,200
Financial audit		26,000
Other expenses		12,446
Total Operating Expenses		4,826,813
Net Income	$	1,052,241

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2018

		MEMBER'S CAPITAL
Beginning Balance	$	1,761,067
Net income		1,052,241
Capital distributions		(600,000)
Ending Balance	$	2,213,308

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2018

Cash flows from operating activities:	
Net income	$ 1,052,241
Changes in assets and liabilities:	
Increase in accounts receivable	(52,725)
Increase in prepaid expenses	(44,977)
Increase in accounts payable	97,343
Decrease in accounts payable to affiliated organization	(120,464)
Increase in accrued liabilities due affiliated organization	84,478
Net cash provided by operating activities	1,015,896
Cash flows from financing activities:	
Capital distributions	(600,000)
Net cash used in financing activities	(600,000)
Net increase in cash and cash equivalents	415,896
Cash and cash equivalents, beginning of year	2,208,890
Cash and cash equivalents, end of year	$ 2,624,786

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2018

NOTE 1–NATURE OF OPERATIONS

Formed in 2003, First Public, LLC (First Public) provides financial and insurance related services to school districts and other local governments within the State of Texas. First Public is a Texas limited liability company (Texas Bus. Org. Code §101.001, et seq.) and a wholly-owned subsidiary of the Texas Association of School Boards, Inc. (TASB). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer, pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC). First Public holds a general agency license with the Texas Department of Insurance for life, accident, and health/HMO insurance, and is a licensed Third Party Administrator (TPA).

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star Investment Pool (Lone Star) administrative services revenue is earned ratably over the service period based on the monthly average balances of Lone Star. Benefits Cooperative administrative services revenue is earned ratably based on commissions for premiums associated with participant enrollment in insurance programs underwritten by various carriers.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2018, consist of cash and a money market mutual fund. The financial institution holding First Public's cash account is participating in the Federal Deposit Insurance Corporation's (FDIC) insurance program. Management monitors cash account balances in an attempt to keep them below FDIC insurance coverage of $250,000. At August 31, 2018, First Public had $2,463,470 invested in a single money market mutual fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE:

Accounts receivable are stated at the amount due to First Public. First Public may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Due to the nature of First Public accounts receivable, an allowance for doubtful accounts has not been established. At August 31, 2018, accounts receivable consist primarily of Lone Star administrative services fees for August 2018 and outstanding Benefits Cooperative administrative services fees. Benefits Cooperative administrative services fees represent commissions earned by First Public through August 31, 2018 that are still to be received from various carriers, as well as supplemental compensation expected to be received.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code. No provision for income tax expense has been made related to First Public activities in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2014.

SIGNIFICANT AGREEMENTS:

Under an administrative services agreement, First Public provides Lone Star with administrative and distribution services. Lone Star is a public funds investment pool established in 1991, in accordance with the Interlocal Cooperation Act, Chapter 791, Texas Government Code, and the Public Funds Investment Act, Chapter 2256, Texas Government Code. The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and agencies of the State of Texas. The current administrative services agreement between First Public and Lone Star is effective September 1, 2014 through August 31, 2019, and either party may terminate the agreement with 180 days prior written notice. First Public earned $4,186,196 under the agreement for the fiscal year ended August 31, 2018, which represents approximately 71 percent of First Public's total revenue. At August 31, 2018, $270,665 of this earned revenue was receivable from Lone Star.

Under an administrative services agreement, First Public provides the TASB Benefits Cooperative (Benefits Cooperative) with various administrative services. The Benefits Cooperative is organized under the Interlocal Cooperation Act, Chapter 791, Texas Government Code. The Benefits Cooperative assists participating governmental entities with attracting and retaining employees by offering group and individual insurance coverage, as well as other employee benefit-related services. First Public serves as agent of record for insurance carriers serving the Benefits Cooperative members. Additionally, First Public provides administrative services to the Benefits Cooperative that include, but are not limited to, engagement of various service providers (e.g. TPA, benefits consultant, and TPA software provider); publicizing and marketing; facilitating employee benefit enrollments for Benefits Cooperative members; and implementation of other Benefits Cooperative initiatives.

The current administrative services agreement between First Public and the Benefits Cooperative is effective May 1, 2017 through August 31, 2020, and supersedes the original agreement effective January 27, 2015 through August 31, 2020. Either party may terminate the agreement with 180 days prior written notice. Under the agreement, in consideration for administrative services provided by First Public to the Benefits Cooperative, First Public is authorized to receive commissions and related supplemental compensation under separate agreements with various insurance agents and carriers that offer and provide associated support for group and individual insurance coverage to Benefits Cooperative members and their employees. Commissions and supplemental compensation earned by First Public are based on monthly participant enrollment activity reported by individual carriers. First Public earned $1,666,487 under these agreements for the fiscal year ended August 31, 2018, which represents approximately 28 percent of First Public's total revenue. At August 31, 2018, $292,207 of this earned revenue was receivable from the various insurance agents and carriers.

NOTE 3–RELATED PARTY TRANSACTIONS

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, office space, and employee leasing. The administrative services agreement is for TASB's performance of administrative duties relating to the day-to-day operations and administration of First Public, including providing office equipment and supplies, facilitating employee benefits and insurance for First Public staff, and arranging, monitoring and paying for professional services required by First Public. The current administrative services agreement was entered into as of April 27, 2009, and remains in effect until terminated by either party for convenience (upon providing 30 days prior written notice) or for cause as set out in the agreement. For the fiscal year ended August 31, 2018, First Public incurred expenses totaling $1,331,586 under the agreement. At August 31, 2018, $322,501 and $16,670, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition. A new administrative services agreement between TASB and First Public is expected to be executed with an effective date of September 1, 2018.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into as of April 27, 2009 and remains in effect until terminated by either party providing 30 days prior written notice to the other party. For the fiscal year ended August 31, 2018, First Public incurred expenses totaling $2,147,579 under the agreement. At August 31, 2018, $449,935 and $111,137, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition. A new employee lease agreement between TASB and First Public is expected to be executed with an effective date of September 1, 2018.

During the year ended August 31, 2018, First Public made one distribution to TASB for a total of $600,000, which is reflected in the Statement of Changes in Member's Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2018, First Public had net capital of $1,452,241, which was $1,352,241 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .77 to 1, at August 31, 2018.

First Public operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective April 27, 2009. The lease was amended effective September 1, 2016. The current lease agreement, as amended, requires monthly rental fees of $7,210. Rent expense incurred for the fiscal year ended August 31, 2018 totaled $86,520. At August 31, 2018, $21,630 was owed to TASB under the terms of the lease agreement and has been recorded in accounts payable to affiliated organization in the Statement of Financial Condition. A new facilities operating lease agreement between TASB and First Public is expected to be executed with an effective date of September 1, 2018.

NOTE 6 – FAIR VALUE OF ASSETS AND LIABILITIES

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1** - Quoted prices for identical assets or liabilities in active markets that First Public has the ability to access.
- **Level 2** - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3** - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

Supplementary Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2018

Computation of net capital:		
Total member's capital	$	2,213,308
Nonallowable assets:		
Accounts receivable		640,440
Prepaid expenses		71,358
Total nonallowable assets		711,798
Net capital before haircuts		1,501,510
Haircuts on money market mutual funds		49,269
Net capital		1,452,241
Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000
Excess net capital	$	1,352,241
Aggregate indebtedness		$1,123,276
Ratio of aggregate indebtedness to net capital		.77 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2018 Part IIA FOCUS filing.

Review Report of Independent Registered
Public Accounting Firm on
Management's Exemption Report

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Director
First Public, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Public, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Public, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) First Public, LLC stated that First Public, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Public, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Public, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
October 25, 2018

FIRST PUBLIC® Member FINRA/SIPC
12007 Research Blvd. • Austin, Texas 78759 • 800.558.8875 • Fax: 512.452.7842 • firstpublic.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- First Public, LLC is a broker/dealer registered with the SEC and FINRA.
- First Public, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended August 31, 2018.
- First Public, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of First Public, LLC."

- First Public, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of September 1, 2017 through August 31, 2018, without exception.
- First Public, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of September 1, 2017 through August 31, 2018.

The above statements are true and correct to the best of my and the Firm's knowledge.

[signature] 10/25/18

William Mastrodicasa, Managing Director
First Public, LLC

Date

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION, and REVIEW REPORT ON MANAGEMENT'S EXEMPTION REPORT

FOR THE FISCAL YEAR ENDED AUGUST 31, 2018